UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

Check Point Software Technologies Ltd. (the “Company”) today announced the appointment of Itai Greenberg as Chief Revenue Officer, effective as of January 30, 2025, and the appointment of Roi Karo as Chief Strategy Officer, who is expected to assume the role in mid-February 2025. The Company also announced that Rupal Hollenbeck, the Company’s President, has chosen to conclude her tenure with the Company, effective as of March 31, 2025.

A press release announcing the appointments and departure, as well as the Company’s 2024 fourth quarter and 2024 full year financial results, is included below.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to the appointment of the Company’s new Chief Revenue Officer and new Chief Strategy Officer and the departure of the Company’s President. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on April 2, 2024. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 2 of 10

Investors: Kip E. Meintzer	Media: Gil Messing
Check Point Software Technologies, Ltd.	Check Point Software Technologies, Ltd.
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Reports Fourth Quarter and 2024 Full Year Results

Tel Aviv, Israel – January 30, 2025 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Highlights

•	Calculated Billings* reached $959 million, an 11 percent increase year over year
•	Remaining Performance Obligation (RPO)**: $2.5 billion, a 12 percent increase year over year
•	Total Revenues: $704 million, a 6 percent increase year over year
•	Product, License & Subscription Revenues: $463 million, a 9 percent increase year over year
•	GAAP Operating Income: $254 million, representing 36 percent of revenues
•	Non-GAAP Operating Income: $306 million, representing 44 percent of revenues
•	GAAP EPS: $2.30, a 7 percent increase year over year
•	Non-GAAP EPS: $2.70, a 5 percent increase year over year

Full Year 2024 Highlights

•	Calculated Billings* reached $2,658 million, a 9 percent increase year over year
•	Total Revenues: $2,565 million, a 6 percent increase year over year
•	Security Subscriptions Revenues: $1,104 million, a 13 percent increase year over year
•	GAAP EPS: $7.46, a 5 percent increase year over year
•	Non-GAAP EPS: $9.16, a 9 percent increase year over year

“We delivered exceptional fourth quarter results, a wonderful way to transition into my new Executive Chairman role. The success in the quarter was underscored by strong 8 percent revenue growth in our core Quantum Force appliance business, our industry leading Harmony E-mail solution, and expanded adoption of the Infinity platform.” said, Gil Shwed, Founder and Chairman of the Board of Check Point Software. “I would like to thank Check Point’s customers, partners, and the Global Check Point Team for their contributions to our continued success. I look forward to Check Point achieving new heights under the leadership of our new Chief Executive Officer, Nadav Zafrir,” concluded, Mr. Shwed.

“I would like to thank Gil and the Board for the opportunity to lead such an exemplary organization. 2024 was a successful year and provides a great springboard for 2025 and beyond,” stated Nadav Zafrir, Chief Executive Officer of Check Point Software. “My first one hundred days are focused on meeting with customers and partners to understand the key challenges they face in today’s unprecedented threat environment. From my conversations so far, I have become increasingly confident that Check Point is uniquely positioned to address the cybersecurity demands of enterprises worldwide. Check Point’s future is bright, and we are focused on driving market share expansion and taking growth to the next levels,” stated Mr. Zafrir.

“After a successful fourth quarter and 2024, we are starting 2025 with an expanded executive team to balance our corporate and Go-To-Market leadership roles, and bring even more attention to customer facing functions,” said Nadav Zafrir, CEO of Check Point Software.  Among the new roles joining the executive team is that of Chief Revenue Officer. Itai Greenberg will serve in this role, driving our global top-line revenue across our platform worldwide. He brings more than two decades of experience in product management and sales roles, having most recently served as Check Point’s Chief Strategy Officer and head of the Cloud and SASE businesses. Replacing Itai in the role of Chief Strategy Officer, we welcome Roi Karo to Check Point. Roi brings more than two decades of expertise in security, AI, and big data with a focus on strategy and planning.

In conclusion, after three successful years as Check Point’s President, Rupal Hollenbeck has chosen to conclude her tenure at the end of the first quarter and will remain available to support the smooth transition of the new executive team members. “I want to thank Rupal for her incredible work and dedication over the last three years during which the Go-To-Market organizations composition, reach, and focus was transformed all around the world. We wish her all the best in her future endeavors,” said Nadav Zafrir, CEO of Check Point Software. “We welcome Itai and Roi into their new executive team roles. I am excited about the opportunities before us, and I am more confident than ever that the best of Check Point is yet to come,” concluded, Mr. Zafrir.

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 3 of 10

Financial Highlights Commentary

•
Cash Balances, Marketable Securities & Short-Term Deposits: $2,784 million as of December 31, 2024, compared to $2,960 million as of December 31, 2023. The decrease in cash is primarily a result of $186 million net of cash consideration utilized for Cyberint Ltd. acquisition in 2024.

•
Share Repurchase Program: During the fourth quarter of 2024, the company repurchased approximately 1.7 million shares at a total cost of approximately $325 million. During full year 2024, we repurchased approximately 7.7 million shares at a total cost of approximately $1,300 million.

•
Cash Flow: Cash flow from operations was $1,059 million, which included $18 million of costs related to our currency hedging transactions, and acquisition-related costs were insignificant. This compares to $1,035 million in 2023, which included $39 million of costs related to our currency hedging transactions and $25 million in costs related to acquisitions.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information

Check Point will host a conference call with the investment community on January 30, 2025, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

First Quarter 2025 Investor Conference Participation Schedule

•	Wolfe Research March Madness 1x1 Conference February 27, 2025, NY, NY – 1x1 meetings

•	Susquehanna Technology Conference February 27, 2025, NY, NY – 1x1 meetings

•	Raymond James 2025 Institutional Investor Conference March 3, 2025, Orlando, FL – Fireside & 1x1 meetings

•	Morgan Stanley 2025 Media, Telecommunications & Technology Conference March 4, 2025, SF, CA – Fireside & 1x1 meetings

•	Roth Capital Partners 37th Annual Conference March 17-18, 2025, Dana Point, CA – 1x1 meetings

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.
© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 4 of 10

Follow Check Point via:

Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our management transitions, expectations regarding our products and solutions, and our participation in investor conferences and Check Point Experience (CPX) events and other events during the first quarter of 2025. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

* Calculated Billings is a measure that we defined as total revenues recognized in accordance with GAAP plus the change in Total Deferred Revenues during the period

** Remaining Performance Obligation (RPO) is a measure that represents the total value of non-cancellable contracted products and/or services that are yet to be recognized as Revenue as of the period

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 5 of 10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Revenues:
Products and licenses	$170.6	$158.3	$507.9	$497.4
Security subscriptions	292.2	265.8	1,104.2	981.2
Total revenues from products and security subscriptions	462.8	424.1	1,612.1	1,478.6
Software updates and maintenance	240.9	239.4	952.9	936.1
Total revenues	703.7	663.5	2,565.0	2,414.7

Operating expenses:
Cost of products and licenses	29.6	28.0	97.8	99.3
Cost of security subscriptions	19.7	17.2	72.6	57.0
Total cost of products and security subscriptions	49.3	45.2	170.4	156.3
Cost of Software updates and maintenance	33.4	30.5	123.9	112.3
Amortization of technology	7.6	5.8	25.0	14.0
Total cost of revenues	90.3	81.5	319.3	282.6

Research and development	101.1	100.0	394.9	368.9
Selling and marketing	232.1	200.5	862.9	747.1
General and administrative	25.9	29.7	111.9	117.0
Total operating expenses	449.4	411.7	1,689.0	1,515.6

Operating income	254.3	251.8	876.0	899.1
Financial income, net	24.5	18.4	96.1	76.5
Income before taxes on income	278.8	270.2	972.1	975.6
Taxes on income (tax benefit)	21.3	21.0	126.4	135.3
Net income	$257.5	$249.2	$845.7	$840.3
Basic earnings per share	$2.36	$2.19	$7.65	$7.19
Number of shares used in computing basic earnings per share	109.2	114.0	110.6	116.9
Diluted earnings per share	$2.30	$2.15	$7.46	$7.10
Number of shares used in computing diluted earnings per share	112.1	115.9	113.4	118.3

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 6 of 10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023

Revenues	$703.7	$663.5	$2,565.0	$2,414.7
Non-GAAP operating income	306.4	308.6	1,097.5	1,079.1
Non-GAAP net income	303.2	298.5	1,039.1	997.1
Diluted Non-GAAP Earnings per share	$2.70	$2.57	$9.16	$8.42
Number of shares used in computing diluted Non-GAAP Earnings per share	112.1	115.9	113.4	118.3

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023

GAAP operating income	$254.3	$251.8	$876.0	$899.1
Stock-based compensation (1)	29.8	39.9	149.7	145.3
Amortization of intangible assets and acquisition related expenses (2)	22.3	16.9	71.8	34.7
Non-GAAP operating income	$306.4	$308.6	$1,097.5	$1,079.1

GAAP net income	$257.5	$249.2	$845.7	$840.3
Stock-based compensation (1)	29.8	39.9	149.7	145.3
Amortization of intangible assets and acquisition related expenses (2)	22.3	16.9	71.8	34.7
Taxes on the above items (3)	(6.4)	(7.5)	(28.1)	(23.2)
Non-GAAP net income	$303.2	$298.5	$1,039.1	$997.1

Diluted GAAP Earnings per share	$2.30	$2.15	$7.46	$7.10
Stock-based compensation (1)	0.26	0.34	1.32	1.23
Amortization of intangible assets and acquisition related expenses (2)	0.20	0.15	0.63	0.29
Taxes on the above items (3)	(0.06)	(0.07)	(0.25)	(0.20)
Diluted Non-GAAP Earnings per share	$2.70	$2.57	$9.16	$8.42

Number of shares used in computing diluted Non-GAAP Earnings per share	112.1	115.9	113.4	118.3

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.4	$0.4
Cost of software updates and maintenance	2.0	2.4	8.2	7.3
Research and development	10.8	14.2	53.1	48.7
Selling and marketing	12.0	15.2	58.2	56.3
General and administrative	4.9	8.0	29.8	32.6
	29.8	39.9	149.7	145.3

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	7.6	5.8	25.0	14.0
Research and development	1.7	2.0	6.5	7.0
Selling and marketing	13.0	9.1	40.3	13.7
	22.3	16.9	71.8	34.7
(3) Taxes on the above items	(6.4)	(7.5)	(28.1)	(23.2)
Total, net	$45.7	$49.3	$193.4	$156.8

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 7 of 10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)

ASSETS

	December 31,	December 31,
	2024 (Unaudited)	2023 (Audited)
Current assets:
Cash and cash equivalents	$506.2	$537.7
Marketable securities and short-term deposits	865.7	992.3
Trade receivables, net	728.8	657.7
Prepaid expenses and other current assets	92.7	70.0
Total current assets	2,193.4	2,257.7

Long-term assets:
Marketable securities	1,411.9	1,429.7
Property and equipment, net	80.8	80.4
Deferred tax asset, net	63.6	81.8
Goodwill and other intangible assets, net	1,897.1	1,748.5
Other assets	96.6	97.4
Total long-term assets	3,550.0	3,437.8

Total assets	$5,743.4	$5,695.5

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,471.3	$1,413.8
Trade payables and other accrued liabilities	472.9	502.3
Total current liabilities	1,944.2	1,916.1

Long-term liabilities:
Long-term deferred revenues	529.0	493.9
Income tax accrual	448.5	436.1
Other long-term liabilities	32.3	28.4
	1,009.8	958.4

Total liabilities	2,954.0	2,874.5

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,052.8	2,732.5
Treasury shares at cost	(14,267.7)	(13,041.2)
Accumulated other comprehensive gain (loss)	(10.3)	(39.2)
Retained earnings	14,013.8	13,168.1
Total shareholders’ equity	2,789.4	2,821.0
Total liabilities and shareholders’ equity	$5,743.4	$5,695.5
Total cash and cash equivalents, marketable securities, and short-term deposits	$2,783.8	$2,959.7

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 8 of 10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Cash flow from operating activities:
Net income	$257.5	$249.2	$845.7	$840.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6.3	5.7	24.0	23.1
Amortization of intangible assets	19.2	13.5	59.6	24.3
Stock-based compensation	29.8	39.9	149.7	145.3
Realized loss on marketable securities	-	-	-	6.7
Increase in trade and other receivables, net	(337.1)	(324.3)	(78.9)	(61.0)
Increase in deferred revenues, trade payables and other accrued liabilities	273.0	270.6	59.7	65.5
Deferred income taxes, net	0.3	(18.8)	(1.0)	(9.5)
Net cash provided by operating activities	249.0	235.8	1,058.8	1,034.7

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	-	(3.8)	(185.8)	(458.8)
Investment in property and equipment	(6.5)	(4.7)	(24.2)	(18.6)
Net cash used in investing activities	(6.5)	(8.5)	(210.0)	(477.4)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	9.0	16.0	258.6	133.7
Purchase of treasury shares	(325.0)	(313.2)	(1,299.9)	(1,287.6)
Payments related to shares withheld for taxes	(1.5)	(1.2)	(18.6)	(11.0)
Net cash used in financing activities	(317.5)	(298.4)	(1,059.9)	(1,164.9)

Unrealized gain (loss) on marketable securities, net	(14.0)	42.1	35.2	64.1

Decrease in cash and cash equivalents, marketable securities, and short-term deposits	(89.0)	(29.0)	(175.9)	(543.5)

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	2,872.8	2,988.7	2,959.7	3,503.2

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$2,783.8	$2,959.7	$2,783.8	$2,959.7

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 9 of 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: January 30, 2025

© 2025 Check Point Software Technologies Ltd. All Rights Reserved             Page 10 of 10